ISSUER FREE WRITING PROSPECTUS

(RELATING TO THE PRELIMINARY PROSPECTUS

SUPPLEMENT DATED MARCH 1, 2021 AND

THE PROSPECTUS DATED SEPTEMBER 7, 2018)

FILED PURSUANT TO RULE 433

REGISTRATION NO. 333-227244

MARCH 3, 2021

AFLAC INCORPORATED

$400,000,000 1.125% SENIOR SUSTAINABILITY NOTES DUE 2026

FINAL TERM SHEET

Dated March 3, 2021

Issuer:	Aflac Incorporated

Securities:	1.125% Senior Sustainability Notes due 2026

Ratings (Moody’s / S&P)*:	A3 (stable) / A- (stable)

Security Type:	Senior Unsecured Fixed Rate Notes

Trade Date:	March 3, 2021

Settlement Date (T+3):	March 8, 2021

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	Goldman Sachs & Co. LLC; Mizuho Securities USA LLC; Academy Securities, Inc.; Drexel Hamilton, LLC; Wells Fargo Securities, LLC; Bancroft Capital, LLC; BofA Securities, Inc.; Morgan Stanley & Co. LLC; PNC Capital Markets LLC; Ramirez & Co., Inc.; SMBC Nikko Securities America, Inc.

Co-Managers:	Blaylock Van, LLC; BNY Mellon Capital Markets, LLC; Credit Suisse Securities (USA) LLC; Great Pacific Securities; J.P. Morgan Securities LLC; Loop Capital Markets LLC; Mischler Financial Group, Inc.; MUFG Securities Americas Inc.

Principal Amount:	$400,000,000

Underwriting Discount:	0.600%

Maturity Date:	March 15, 2026

Coupon:	1.125%

Benchmark Treasury:	0.500% due February 28, 2026

Spread to Benchmark Treasury:	42 basis points

Benchmark Treasury Price / Yield:	98-28 3⁄4 / 0.725%

Re-offer Yield:	1.145%

Public Offering Price:	99.903% of principal amount

Proceeds, Before Expenses:	$397,212,000

Interest Payment Dates:	Semi-annually in arrears on March 15 and September 15, commencing on September 15, 2021

Record Dates:	March 1 and September 1 of each year

Make-Whole Call:	10 basis points (prior to February 15, 2026)

Par Call:	On or after February 15, 2026

Use of Proceeds	The Issuer expects to allocate an amount at least equivalent to the net proceeds from this offering exclusively to existing or future investments in, or financing of, Eligible Sustainability Assets (as defined in the preliminary prospectus supplement, dated March 1, 2021)

CUSIP/ISIN:	001055 BK7 / US001055BK72

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and related prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus supplement and prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by EDGAR at the SEC web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by calling Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, Mizuho Securities USA LLC toll-free at 1-866-271-7403, Academy Securities, Inc. collect at 1-646-736-3995, Drexel Hamilton, LLC collect at 1-212-632-0400 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

No PRIIPs KID—No PRIIPs key information document (KID) has been prepared as not available to retail in EEA or in the UK.

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